SUB-ITEM 77D

The Research Bond Fund (the "Fund"), a series of MFS Series Trust IX, amended its prospectus to reflect a change in the Fund's operating expenses. MFS waived its right to receive 0.15% of the management fee annually and to cap the Fund's other expenses such that they do not exceed 0.20% annually. The Fund also changed the investment percentage limitations as noted in Section VII in the Statement of Addition Information to 25% in foreign securities, 10% in emerging markets, 25% in lower rated bonds and 30% in securities lending contained in Post-Effective Amendment No.41 to the Registration Statement (File Nos. 2-50409 and 811-2464), as filed with the Securities and Exchange Commission via EDGAR on June 29, 2001. Such description is incorporated herein by reference.